Exhibit 99.3

Execution Version

CONVERSION RIGHTS AGREEMENT

This CONVERSION RIGHTS AGREEMENT (this “Agreement”) is entered into as of December 22, 2025, by and among Trinity Biotech PLC, a public limited company organized and existing under the laws of Ireland (“Parent” or the “Company”), TRIB Biosensors Inc., a Delaware corporation (“TRIB B” and together with Parent, the “Trinity Parties” and each a “Trinity Party”), and Perceptive Credit Holdings II, L.P., (together with its successors and assigns, the “Holder”).  The Trinity Parties and the Holder are sometimes referred to herein, collectively, as the “Parties” and each as a “Party.”  Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Purchase Agreement (as defined below); except that any capitalized terms used in Section 2 of this Agreement and not otherwise defined herein shall have the meanings given to them in the form of Senior Convertible Note (the “Note”) attached as Exhibit A to that certain Second Amendment to Credit Agreement, dated as of December 22, 2025, by and among Parent, Trinity Biotech, Inc., a Delaware corporation (“U.S. Holdings”), Clark Laboratories, Inc. (d/b/a as Trinity Biotech (USA)), a New York corporation (“U.S. Clark”), MarDx Diagnostics, Inc., a California corporation (“U.S. MarDx”), Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”), IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB B (together with U.S. Holdings, U.S. Clark, U.S. Mardx, U.S. Biopool, U.S. Primus and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), the Guarantors (as defined therein) signatory thereto, including Parent, and Perceptive Credit Holdings III, LP, as Administrative Agent (as defined therein) and as a Lender (as defined therein).

RECITALS:

A.         TRIB B, an indirect wholly-owned subsidiary of Parent, and the Holder are parties to that certain Asset and Share Purchase Agreement, dated as of January 30, 2024 (the “Purchase Agreement”), among TRIB B, WaveForm Technologies, Inc., WaveForm Holdings, LLC and Waveform EU d.o.o.

B.         Prior to the date hereof, a Trading Trigger occurred and, as a result of such Trading Trigger, TRIB B is obligated to pay Holder $5,000,000 in accordance with the provisions of the Purchase Agreement (the “Milestone Payment Obligation”).  The Milestone Payment Obligation is past due.

C.          The Purchase Agreement provides that if and when a Partner Agreement Trigger occurs, Buyer shall pay to Holder 50% of any Partner Agreement Proceeds received by TRIB B under the relevant Partner Agreement promptly upon receipt, but in no event later than 15 days after Buyer’s receipt of such Partner Agreement Proceeds, up to a cumulative maximum payment by Buyer, for all payments in connection with all Partner Agreement Proceeds under all Partner Agreements, of $15,000,000 (the “Contingent Partner Obligation”).

D.          The Parties desire to (i) provide for the satisfaction of the Milestone Payment Obligation through the issuance and delivery by Parent to Holder from time to time (and at Holder’s election) of Parent’s American Depositary Shares (“ADSs”) of the Company and (ii) to terminate the Contingent Partner Obligation in exchange for the Partner Payment Amount (as defined below).

E.           In connection with the foregoing, Parent agrees to undertake certain obligations in respect of its public disclosure.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Parties agree as follows:

1.          Conversion Right; Termination of Contingent Partner Obligation.

a.          From and after the date hereof, Holder shall have the right (but not the obligation) to convert all or any part of the Milestone Payment Obligation in accordance with and subject to the terms set forth in Section 2.

b.          Upon the terms and subject to the conditions contained herein, Holder agrees that, effective on date hereof, Section 1(b) of Schedule 1.5(c) to the Purchase Agreement  (the “Partner Agreement Provision”), including TRIB B’s obligation to pay Contingent Consideration if and when a Partner Agreement Trigger occurs, shall terminate and be of no further force or effect, and from and after the date hereof, neither Holder nor TRIB B shall have any rights or obligations under the Partner Agreement Provision.  In consideration therefor, TRIB B and Parent agree to pay to the Holder the sum of $7,500,000 (the “Partner Payment Amount”); provided, that the obligation to pay the Partner Payment Amount shall be satisfied in cash or through the issuance of ADSs in accordance with Section 2 of this Agreement.

2.          Conversion Rights.  Each of the Milestone Payment Obligation and the Company’s obligation to pay the Partner Payment Amount (the “Partner Payment Obligation” and together with the Milestone Payment Obligation, the “Obligations”) may be satisfied through the issuance of ADSs, on the terms and conditions set forth in this Section 2.

a.          Conversion at Option of the Holder.  On or after the date hereof, the Holder shall be entitled to convert the Obligations or any portion thereof into ADSs, each of which in turn represents 20 Ordinary Shares of the Company, subject to adjustment in accordance with the Deposit Agreement (the “Conversion ADSs”).  No fractional ADSs shall be issued upon a conversion.  If the issuance would result in the issuance of fractional ADSs, then the Company shall round down to the nearest whole ADS. For the purposes of this Agreement, references to the issuance of ADSs shall be deemed to include the issuance of the Ordinary Shares underlying such ADSs.

b.          Conversion Rate.  Subject to Sections 2(c), 2(f) and 3, the number of Conversion ADSs issuable upon a conversion of any portion of the Obligations pursuant to this Section 2, shall be determined according to the following formula (the “Conversion Rate”):

Conversion Amount
Conversion Price

For purposes hereof, the term “Conversion Amount” shall mean the amount of the Obligations to be converted with respect to which the determination is being made.

c.          Mechanics of Conversion.  The conversion of the Obligations shall be conducted in the following manner:

i.          Holder’s Delivery Requirements.  To convert a Conversion Amount into Conversion ADSs on any Trading Day (the “Conversion Date”), the Holder shall transmit by email (or otherwise deliver), for receipt on or prior to 4:30 p.m. New York City time on such date, a copy of a written conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”) to the offices of the Company at IDA Business Park, Bray, Co. Wicklow, Ireland A98 H5C8, Attention: John Gillard, CEO, Lennotice@trinitybiotech.com, or such other address or email address as the Company may designate in writing.  No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The Conversion Date relating to any Conversion Notice delivered on a date that is not a Trading Day or after 4:30 pm on a Trading Day shall be the following Trading Day.

ii.          Company’s Response.  Upon delivery or deemed delivery to the Company of a Conversion Notice, the Company (I) shall promptly send, via electronic mail, a confirmation of receipt of such Conversion Notice to the Holder, the Transfer Agent and the Depositary, together with such confirmations or instructions as the Depositary and the Transfer Agent may require to process such Conversion Notice in accordance with the terms herein  and (II) on or before the earlier of the first (1st) Trading Day following such Conversion Date and the expiration of the Standard Settlement Period following such Conversion Date, or in the case of clause (B), on or before the third (3rd) Trading Day, following such delivery or deemed delivery (as applicable the “ADS Delivery Date”), (A) provided that the Holder or its designee is eligible to receive such Conversion ADSs through The Depository Trust Company (“DTC”) (which shall include any time at which any of the Unrestricted Conditions (as defined below) is satisfied), cause the Depositary to credit such aggregate number of Conversion ADSs to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC, or (B) if the foregoing shall not apply, cause the Depositary to register that number of Conversion ADSs in uncertificated form in the name of the Holder and to email a confirmation of that registration to the email address of the Holder specified in the Conversion Notice, subject to Section 2(c)(vi). To the extent required by the Deposit Agreement, delivery of a Conversion Notice to the Transfer Agent as aforesaid shall constitute an instruction to the Transfer Agent to issue and deliver to the Depositary (and the Company shall cause the Transfer Agent to issue and deliver to the Depositary), on or prior to the ADS Delivery Date, the number of Ordinary Shares underlying the Conversion ADSs issuable pursuant to such Conversion Notice. The Conversion ADSs will be free-trading, and freely transferable, and will not contain a legend (or be subject to stop transfer or similar instructions) restricting the resale or transferability thereof if any of the Unrestricted Conditions is met.

iii.          Dispute Resolution.  The Company may dispute the Holder’s determination of the Conversion Price or the arithmetic calculation of the Conversion Rate in good faith in accordance with this Section 2(c)(iii). In the case of a dispute as to the determination of the Conversion Price or the arithmetic calculation of the Conversion Rate, the Company shall issue, or instruct the Transfer Agent and Depositary to issue, as applicable, to the Holder (x) the number of Conversion ADSs (and underlying Ordinary Shares) that is not disputed, or (y) if the value of the Conversion ADSs that is disputed is less than the amount of the Obligations then outstanding (based on an assumed value per ADS equal to the Conversion Price alleged by the Company to be applicable to the conversion to which such dispute relates), the number of Conversion ADSs (and underlying Ordinary Shares) set forth in the disputed Conversion Notice, and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via email within two (2) Business Days of receipt or deemed receipt of the Holder’s Conversion Notice or other date of determination.  If the Holder and the Company are unable to agree upon the determination of the Conversion Price or arithmetic calculation of the Conversion Rate within one (1) Business Day of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within two (2) Business Days) submit via email (A) the disputed determination of the Conversion Price to an independent, reputable investment banking firm selected by the Company and subject to the approval of the Holder (such consent not to be unreasonably withheld, conditioned or delayed), or (B) the disputed arithmetic calculation of the Conversion Rate to an independent registered public accounting firm selected by the Company and, if not the Company’s auditors, subject to the approval of the Holder, as the case may be.  The Company shall direct the investment bank or the accounting firm, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than two (2) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accounting firm’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error. In the case of a dispute that is subject to clause (y) of this paragraph and is resolved in a manner that reflects a Conversion Price that is higher than the Conversion Price reflected in the disputed Conversion Notice (or a Conversion Rate that is less than the Conversion Rate reflected in the disputed Conversion Notice), the amount of the Obligations deemed satisfied by the Conversion contemplated by such Conversion Notice shall be appropriately adjusted to reflect a Conversion Amount equal to the number of Conversion ADSs actually issued pursuant to such Conversion Notice, multiplied by the Conversion Price determined in accordance with this paragraph in respect of such Conversion Notice and any Conversion Amount resulting from the foregoing in excess of the Conversion Amount specified in the disputed Conversion Notice shall be applied first to reduce the Contingent Partner Obligation and, if the Contingent Partner Obligation has been reduced to zero dollars ($0), such excess shall be applied to reduce the Milestone Payment Obligation, unless otherwise determined by the Holder.  Neither the Holder nor the Company shall have the right to dispute any determination pursuant to the provisions of this Section 2(c)(iii) unless such party notifies the other party of such dispute in writing no later than two (2) Business Days after the other party notifies the Holder or the Company, as applicable, in writing of such determination.

iv.          Time of Ownership. Subject to Section 2(f), upon delivery of a Conversion Notice, the Company shall be unconditionally obligated to deliver the Conversion ADSs issuable upon the conversion contemplated thereby to the Person or Persons entitled to receive Conversion ADSs, and except as provided in Section 2(c)(v) such Person shall be unconditionally obligated to accept such Conversion ADSs.

v.          Company’s Failure to Timely Convert.

(1)          Cash Damages.  If by the ADS Delivery Date, Conversion ADSs have not been delivered to the Holder for, or, if as required by Section 2(c)(ii) the Depositary shall fail to credit the Holder’s or its designee’s balance account with DTC with, the applicable number of Conversion ADSs (in each case, free of any restrictive legend, provided, that any Unrestricted Condition is satisfied), then, in addition to all other available remedies that the Holder may pursue hereunder, the Company shall pay additional damages to the Holder, in cash, for each 30 day period (a “Delay Period”) after the ADS Delivery Date such conversion is not timely effected in an amount equal to (prorated for any partial Delay Period) two percent (2.0%) of the product of (I) the number of Conversion ADSs not issued and delivered to the Holder (in each case, free of any restrictive legend, provided, that any Unrestricted Condition is satisfied) or its designee on or prior to the ADS Delivery Date and to which the Holder is entitled and (II) the Volume Weighted Average Price of the ADSs on the ADS Delivery Date. Alternatively, in lieu of the foregoing additional damages, subject to Section 2(c)(iii), at the written election of the Holder made in the Holder’s sole discretion, if, on or after the applicable Conversion Date, the Holder purchases (in an open market transaction or otherwise) the ADSs to deliver in satisfaction of a sale by the Holder of Conversion ADSs that such Holder anticipated receiving (such purchased ADSs, “Buy-In ADSs”), the Company shall (I) be obligated to promptly pay to the Holder (in addition to all other available remedies that the Holder may otherwise have), 110% of the amount by which (A) the Holder’s total purchase price (including brokerage commissions, if any) for such Buy-In ADSs exceeds (B) the net proceeds received by the Holder from the sale of a number of ADSs equal to the number of Conversion ADSs such Holder was entitled to receive but had not received on the ADS Delivery Date and (II) at the option of the Holder, by notice to the Company made via email prior to receipt by the Holder of the Conversion ADSs, either reinstate the portion of the Obligations and equivalent number of Conversion ADSs for which such conversion was not honored or deliver to the Holder the number of Conversion ADSs that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. Notwithstanding the foregoing, if the failure to timely deliver Conversion ADSs resulted from a failure by the Holder or its prime broker to deliver a certification in the form attached hereto as Exhibit B (a “Broker Certification”) to the Company (the failure to deliver such certificate to the Company, a “Certification Failure”), the Delay Period applicable thereto shall not be deemed to have commenced until such Certification Failure shall have been cured. If the Company fails to pay the additional damages set forth in this Section 2(c)(v)(1) within five (5) Business Days of the date incurred, then the Holder entitled to such payments shall have the right at any time, so long as the Company continues to fail to make such payments, to require the Company, upon written notice, to immediately issue, in lieu of such cash damages, the number of ADSs equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Conversion Price applicable to the conversion to which the additional damages relate.  Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion ADSs upon conversion of the Obligations as required pursuant to the terms hereof.

(2)          Void Conversion Notice.  If for any reason the Holder has not received all of the Conversion ADSs, prior to the tenth (10th) Business Day after the ADS Delivery Date with respect to a conversion of the Obligations (a “Conversion Failure”), then the Holder, upon written notice to the Company by facsimile or electronic mail (a “Void Conversion Notice”), may void its Conversion Notice with respect to, and retain or have reinstated, as the case may be, any portion of the Obligations that has not been converted pursuant to the Holder’s Conversion Notice; provided, that the voiding of the Holder’s Conversion Notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such Void Conversion Notice pursuant to Section 2(c)(v)(1).

vi.          Book-Entry.  The Holder and the Company shall maintain records showing the Obligations converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, to record conversions hereunder and the outstanding amount of the Milestone Payment Obligation and the Contingent Partner Obligation.

d.          Legends.

i.          Restrictive Legend.  The Holder understands that, except as otherwise specified pursuant to Section 2(d)(ii), the Conversion ADSs may be subject to a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such securities):

“THE ORDINARY SHARES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES TO WHICH THIS CONFIRMATION RELATES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, NEITHER THOSE ORDINARY SHARES NOR AMERICAN DEPOSITARY SHARES MAY BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE ORDINARY SHARES UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THE ORDINARY SHARES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES TO WHICH THIS CONFIRMATION RELATES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.”

ii.          Removal of Restrictive Legend.  Neither any instrument representing the Obligations, the Conversion ADSs nor any American Depositary Receipts (“ADRs”) representing the Conversion ADSs shall contain or be subject to (and the Holder shall be entitled to removal of) any legend (or stop transfer or similar instruction) restricting the transfer thereof (including the legend set forth above in subsection 2(d)(i)): (A) following the Effective Date (as defined below) (for so long as any registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act) provided that the Holder has caused its broker to deliver to the Company, before 9:00 a.m. (New York City time) on the ADS Delivery Date for the applicable Conversation ADSs, a Broker Certification in respect of such Conversion ADSs, or (B) if the Holder provides customary certifications to the effect that it has sold or is selling such Conversion ADSs in accordance with Rule 144, or (C) if such Conversion ADSs are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate certifications provided by the Holder, or (D) if at any time on or after the date hereof the Holder certifies that it is not an Affiliate of the Company, and has not been an Affiliate for the preceding three months (which certification may be provided in the format contemplated by the form of Conversion Notice attached hereto), and that the Holder’s holding period for purposes of Rule 144 and subsection (d)(3)(ii) thereof is at least 12 months, or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) as determined in good faith by counsel to the Company or set forth in a legal opinion delivered by Katten Muchin Rosenman LLP or other nationally recognized counsel to the Holder that is reasonably satisfactory to the Company and the Depositary (collectively, the “Unrestricted Conditions”).  Notwithstanding anything to the contrary contained herein, the Holder shall be deemed to have certified that it is not an Affiliate of the Company (and has not been an Affiliate of the Company during the immediately preceding three months) upon each delivery of a Conversion Notice, unless the Holder otherwise advises the Company in writing. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Depositary promptly after the Effective Date (as defined below), or at such other time as any of the Unrestricted Conditions has been satisfied, if required by the Transfer Agent or the Depositary to effect the issuance of the Conversion ADSs, as applicable, without a restrictive legend or removal of the legend hereunder.  If any of the Unrestricted Conditions is met at the time of issuance of any of the Conversion ADSs, then such Conversion ADSs shall be issued free of all legends.  The Company agrees that at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required under this Section 2(d), it will, no later than one (1) Trading Day following the delivery by the Holder to the Company or the Depositary of ADRs representing the Conversion ADSs issued with a restrictive legend (or, if earlier, the expiration of the Standard Settlement Period following such delivery), deliver or cause to be delivered to such Holder certificates or ADRs (or electronic transfer) representing such Conversion ADSs that are free from all restrictive and other legends (or similar notations) or, if requested by the Holder, credit such Conversion ADSs (or cause such Conversion ADSs to be credited) to the account of the Holder’s prime broker with DTC.  .

e.           Sale of Unlegended Shares.  The Holder agrees that the issuance of Conversion ADSs without any restrictive legends is predicated upon the Company’s reliance that the Holder will sell such Conversion ADSs pursuant to either the registration requirements of the Securities Act or an exemption therefrom, and that if such Conversion ADSs are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.

f.          Notwithstanding anything herein to the contrary, the Company shall not permit the Depositary to deliver to the Holder, and shall instruct the Depositary not to deliver to the Holder, and the Holder may not acquire, a number of Conversion ADSs upon any conversion of the Obligations or otherwise acquire any ADSs pursuant hereto, and any purported conversion of the Obligations into Conversion ADSs shall be null and void and treated as if never made (and in no event will the Holder have any voting rights with respect thereto, nor shall the Conversion ADSs carry any rights to receive notice of or to attend or vote at any general meeting of the Company),  to the extent that upon such conversion, the number of Ordinary Shares then beneficially owned, including Ordinary Shares underlying ADSs beneficially owned, by the Holder and each of its Attribution Parties would exceed 9.9% (the “Maximum Percentage”) of the total number of Ordinary Shares then issued and outstanding (the “Beneficial Ownership Cap”).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates shall include the number of Ordinary Shares underlying the ADSs with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying the Conversion ADSs which would be issuable upon (i) conversion of the remaining Obligations beneficially owned by the Holder or any of its Affiliates, and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Attribution Parties. For purposes hereof, (w) the percentage beneficially owned by the Holder and its Attribution Parties shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, and the Irish Regulatory Provisions, (x) in the event of any conflict between such provisions of the Exchange Act and the Irish Regulatory Provisions, the provisions of this paragraph shall be interpreted in a manner that would result in the lowest Beneficial Ownership Cap, (y) the ADSs issuable pursuant to the terms of this Agreement in excess of the Beneficial Ownership Cap shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act and (z) provided always, the parties acknowledge and agree that in respect of any transfer, beneficial ownership in the Ordinary Shares will be considered to have transferred on the relevant trade date and not on the settlement date for such transfer.  For purposes hereof, the Holder may rely on the number of outstanding Ordinary Shares as set forth in the Company’s most recent annual report filed with the SEC, or any report filed by the Company with the SEC subsequent thereto, in each case, unless the Company has confirmed to the Holder the number of Ordinary Shares outstanding as provided in the next sentence (in which case the Holder may rely upon such confirmation).  Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  Each delivery of a Conversion Notice by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined that the issuance of the full number of Conversion ADSs requested in such Conversion Notice is permitted under this paragraph.  The Holder may from time to time decrease the Maximum Percentage to any lower percentage by written notice delivered to the Company, with such decrease being effective upon such delivery or such later date as the Holder may specify in such notice.

g.          HSR Submissions.  If the Holder determines that, in connection with the conversion of the Obligations, it and the Company are required to file Premerger Notification Reports with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations promulgated thereunder (collectively, the “HSR Act”), the Company and Holder (i) shall each file under the HSR Act within 30 Business Days of written notice from Holder to the Company that such filing is required, and (ii) shall cooperate with each other in preparing and making such filings and in responding to reasonable inquiries of the FTC and DOJ relating to such filings.  For the avoidance of doubt, the Holder shall bear all of its costs and expenses in connection with such submission, including any attorneys’ fees and filing fees associated therewith.

3.          Rights Upon Organic Change.

a.          Organic Change. Any recapitalization, reorganization, reclassification, consolidation, merger, or any other transaction, in each case, that is effected in such a way that holders of ADSs are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to, or in exchange for, ADSs is referred to herein as an “Organic Change.”  Without limiting any other rights of the Holder under this Section 3 or any other provision of this Agreement, unless otherwise provided in writing by the Holder, prior to the consummation of any Organic Change, the Company will make appropriate provision (pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder prior to the consummation of such Organic Change (such approval not to be unreasonably withheld or delayed)) to ensure that the Holder will thereafter have the right to acquire and receive, in lieu of the ADSs otherwise acquirable or receivable upon the conversion of the Obligations (without regard to the Beneficial Ownership Cap or any other restriction or limitation on conversion; provided that such written agreement shall contain a limitation on conversion comparable to the Beneficial Ownership Cap), such shares of stock, securities and/or assets (“Alternate Consideration”) as would have been issued or payable in such Organic Change with respect to, or in exchange for, the ADSs, and the Conversion Price (as defined in the Note) shall be appropriately adjusted to reflect the Alternate Consideration paid, issued or delivered in respect of each outstanding ADS, including the applicable exchange ratio at which such Alternate Consideration was paid, issued or delivered for each outstanding ADS. The Company shall not effect any Non-Surviving Organic Change (as defined below), unless prior to the consummation thereof, the Acquiring Entity (as defined below) provides a written agreement (in form and substance reasonably satisfactory to the Holder) and approved by Holder prior to the consummation of such Non-Surviving Organic Change (such approval not to be unreasonably withheld, conditioned or delayed) to deliver to the Holder, upon conversion of the Obligations, the Alternate Consideration at a Conversion Rate determined in a manner consistent with this paragraph.  For purposes of this Agreement, “Non-Surviving Organic Change” means any Organic Change following which the Company is not a surviving entity or as a result of which the holders of the ADSs are entitled to receive stock or other securities of a new Parent Entity (as defined in the Note), but excluding for avoidance of doubt, any such Organic Change in which the consideration payable in respect of the ADSs is limited to cash; and “Acquiring Entity” means the Person purchasing assets of the Company in a Non-Surviving Organic Change or the Successor Entity (as defined in the Note) resulting from any Non-Surviving Organic Change.

4.          Reserved.

5.          Voting Rights.  Except as required by law and without prejudice to section 2(f), the Holder shall have no voting rights with respect to any of the Conversion ADSs until the Conversion ADSs are issued.

6.          Certain Provisions Related to ADSs Issued Hereunder.

a.          Sufficient Ordinary Shares.  The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, together with the requisite disapplication of any pre-emption rights in respect of such Ordinary Shares, solely for the purpose of effecting conversions of the Obligations to ADSs, such number of Ordinary Shares as shall from time to time be sufficient to effect the conversion of all of the Obligations to ADSs (without giving effect to the Beneficial Ownership Cap); and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of the entire amount of the Obligation to ADSs and/or the Company does not have the requisite disapplication of any pre-emption rights in respect of such ADSs, the Company will take all such corporate actions as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purpose and/or obtain the requisite approval for the disapplication of pre-emption rights and, for the avoidance of doubt, without prejudice to any provisions of this Agreement concerning the consequences of the Company’s failure to timely convert (including section 2(c)(v)) the Company shall not be required to effect the conversion of the Obligations to ADSs (or issue any Ordinary Shares in respect thereof) until such corporate action has been taken.

b.          TRIB B shall pay-up the Ordinary Shares representing the Conversion ADSs, or procure that the Ordinary Shares are paid-up by another non-Irish subsidiary of the Company, in full in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)), including, if applicable, any additional paid in capital (so as to be validly issued for the purposes of the requirements of the Companies Act).  The Company and TRIB B shall notify the Holder as soon as practicable if there is any reason to suspect that TRIB B or another non-Irish subsidiary of the Company will not be able to pay-up at least the nominal value of any Ordinary Shares that could be required to be issued by the Company pursuant to this Agreement. If, for any reason the TRIB B or another non-Irish subsidiary of the Company is legally prohibited from paying-up the Ordinary Shares in full to at least their nominal value (for example, upon certain events of bankruptcy, insolvency or examinership), the Holder shall be entitled but not obliged to pay the nominal value per Ordinary Share ($0.0001) in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)), and, in such circumstances, subject to receipt of such payment (which, for the avoidance of doubt, may take the form of an undertaking  to pay cash on demand or at an identified or identifiable future date provided that the directors of the Company have no reasonable grounds for suspecting that the undertaking not be complied with), the Company shall issue the Ordinary Shares fully paid to that amount and Holder shall receive validly issued Conversion ADSs in respect thereof.  For the avoidance of doubt, without prejudice to any provisions of this Agreement concerning the consequences of the Company’s failure to timely convert (including section 2(c)(v)), the Company shall not be required to issue any Ordinary Shares until such shares have been paid up in full to at least their nominal value in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)).   The Company shall not issue any partly paid up Ordinary Shares pursuant to this Agreement.

c.          No Violation.  The Company covenants and agrees that, upon any conversion of the Obligations, all ADSs and Ordinary Shares allotted and issued upon such conversion shall be duly and validly issued, fully paid and non-assessable (to the extent applicable) and not subject to preemptive rights, rights of first refusal or similar rights of any Person nor have required shareholder approval prior to issuance pursuant to the Irish Companies Act 2014 or the constitution of the Company. The Trinity Parties shall take all such actions as may be necessary to ensure that all such Conversion ADSs (and the underlying Ordinary Shares) are issued as fully paid and non-assessable and without any rights of preemption in favor of any other person and without violation by the Trinity Parties of any applicable law or governmental regulation or of any requirements of any securities exchanges and trading markets upon which Ordinary Shares, ADSs, or other securities constituting Conversion ADSs or into which such Conversion ADSs may be converted or exchanged may be listed or traded at the time of such exercise. Save to the extent the Holder elects (in its absolute discretion) to pay the nominal value per Ordinary Share in the manner contemplated by Section 6(b), the Trinity Parties hereby irrevocably and unconditionally waive any future claim or right of action whatsoever and release and forever discharge the Holder from any and all liability in respect of any amount which may be deemed to be unpaid on any Conversion ADSs (and the underlying Ordinary Shares).

7.          Document Deliveries.  Upon the execution and delivery of this Agreement, the Trinity Parties shall deliver or cause to be delivered to the Holder each of the following, unless waived by the Holder (in its sole and absolute discretion):

a.           Registration Rights Agreement.  A Registration Rights Agreement, in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”), duly executed by Parent;

b.         Officer’s Certificate.  A certification from the chief executive officer or chief financial officer of the Parent to the effect that each Trinity Party has performed and complied with all agreements and conditions contained herein to be performed by or complied with by such Trinity Party on or prior to the date hereof, and that the representations and warranties of the Trinity Parties contained herein are true and correct in all respects as of the date hereof; and

c.           Opinions.  Customary opinions of Carter Ledyard & Milburn LLP, United States counsel to the Trinity Parties, and Matheson LLP, Irish counsel to Trinity Parties, each in form and substance reasonably satisfactory to the Holder.

8.          Representations and Warranties of the Trinity Parties.  Each Trinity Party, jointly and severally, hereby represents and warrants to the Holder as of the date of this Agreement as follows, which representations and warranties shall survive the execution and delivery of this Agreement and continue in full force and effect until all of the Obligations have been satisfied in full:

a.          Organization and Good Standing. Each Trinity Party is an entity duly incorporated or otherwise organized, validly existing, to the extent the concept exists in its jurisdiction of incorporation, and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

b.          Authority.  Each Trinity Party has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and, in the case of Parent, the Registration Rights Agreement, and otherwise to carry out its obligations hereunder and thereunder (in each case, to the extent such Trinity Party is a party thereto).  The execution and delivery of this Agreement and the Registration Rights Agreement by each Trinity Party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on its part, and no further action of its board of directors, managers, partners, equityholders or members is required in connection herewith or therewith.

c.          Consents.  No Trinity Party is required to obtain any consent or approval from, authorization or order of, or make any filing or registration with (other than the filing with the SEC of the 6-K Filing, filings expressly required by the Registration Rights Agreement and notification to The NASDAQ Stock Market contemplated by Section 10(c)), any court, any Governmental Entity, any regulatory or self-regulatory agency, the Depositary (as defined in the Note) or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by this Agreement or, in the case of Parent, the Registration Rights Agreement, in each case, in accordance with the terms hereof or thereof.  Parent is not in violation of any of the applicable requirements of NASDAQ and has no knowledge of any facts or circumstances which would reasonably be expected to lead to delisting or suspension of the ADSs in the foreseeable future.  Parent is not, and never has been, a “shell company” (as defined in Rule 12b-2 under the Exchange Act).  The ADSs are eligible for clearing through DTC and Parent is eligible for and participating in the Direct Registration System (DRS) of DTC with respect to the ADSs.  The Depositary (as defined in the Note) is a participant in, and the ADSs are eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program.  The ADSs are not, and have not at any time been, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of transactions in ADSs through DTC.

d.        Valid and Binding Agreement.  Each of this Agreement and the Registration Rights Agreement has been duly executed and delivered by each of the Trinity Parties party thereto, and constitutes each such Trinity Party’s valid and binding obligations, enforceable against it in accordance with their respective terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

e.          Non-Contravention.  The execution and delivery of this Agreement and the Registration Rights Agreement, and the performance by each of the Trinity Parties party thereto of its obligations hereunder and thereunder does not and will not (i) violate any provision of its certificate of incorporation or formation, operating agreement, partnership agreement, bylaws or other organizational documents, as applicable, (ii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Entity to which it is subject, or by which any of its property or assets is bound or affected, (iii) require any permit or exemption from, or other action by, any court or other federal, state, local, foreign or other Governmental Entity or other Person, (iv) violate, conflict with, result in a material breach of, or constitute (with or without notice or lapse of time or both) a material default under, or an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under any permit or contract to which it is a party or by which any of its properties or assets are bound, or (v) result in the creation or imposition of any lien on any part of its properties or assets. Without prejudice to the generality of the foregoing, the execution and delivery of this Agreement and the Registration Rights Agreement, and the performance by each of the Trinity Parties of its obligations (including but not limited to the issuance of Ordinary Shares upon conversion of the Obligations) hereunder, thereunder, does not and will not constitute the provision of “financial assistance” nor an “unfair preference” by any Trinity Party for the purposes of the Irish Companies Act 2014.

f.          Issuance of ADSs.  The ADSs issuable upon conversion of the Obligations and the underlying Ordinary Shares (such ADSs and Ordinary Shares, together with the conversion rights granted hereunder, collectively, the “Securities”) are duly authorized and when allotted and issued upon any such conversion will be duly and validly issued, fully paid and non-assessable, free and clear of all liens imposed by the Trinity Parties, and will not be issued in violation of the Deposit Agreement (as defined in the Note) or in violation of, or subject to, any preemptive or similar rights of any Person.  Parent will take all such action as may be necessary, including giving directions to the Depositary (as defined in the Note) and the transfer agent for the Ordinary Shares, to assure that the Securities may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market (as defined in the Note).  Parent has reserved, and will maintain, from its duly authorized capital a sufficient number of Ordinary Shares together with the requisite disapplication of any pre-emption rights in respect of such Ordinary Shares to provide for the issuance of the ADSs issuable upon conversion of the Obligations (without regard to the Beneficial Ownership Cap or any other limitation on the conversion or exercise thereof).

g.          SEC Reports.  Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”).  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Parent is not, and has never been, an issuer described in Rule 144(i)(1) under the Securities Act. Parent is, and for so long as any Obligation remains outstanding shall continue to be, a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and a “foreign issuer” (as defined in Rule 902 of Regulation S under the Securities Act).

h.          Certain Fees.  No brokerage or finder’s fees or commissions are or will be required to be paid by any Trinity Party or any of its affiliates or representatives to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.  Holder shall not have any obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 8(h) that may be due in connection with the transactions contemplated hereby.

i.          Exemption from Registration.  Assuming the accuracy of the Holder’s representations and warranties set forth in Section 9, no registration under the Securities Act or state securities laws is required for the offer and issuance of the Securities (including, for the avoidance of doubt, the conversion rights granted hereby) by Parent as contemplated hereby.  The transactions contemplated hereby, including the issuance and sale of the Securities, do not contravene, or require shareholder approval pursuant to, the rules and regulations of NASDAQ, the Irish Companies Act 2014, the constitution of the Parent, the Irish Takeover Rules or the Irish Substantial Acquisition Rules. The Trinity Parties acknowledge and agree that the Holder is not an affiliate (within the meaning of such term under Rule 144 under the Securities Act) of the any Trinity Party as of the date hereof, and that neither the conversion of the Obligations nor any other transaction contemplated by this Agreement shall result in the Holder becoming an affiliate of any Trinity Party.

j.          No Integrated Offering; Certain NASDAQ Matters.  Neither Parent, nor any of its Affiliates, nor any Person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering and issuance of the conversion rights contemplated hereby or the Conversion ADSs issuable upon conversion of the Obligations to be integrated with prior or contemporaneous offerings by Parent (i) for purposes of the Securities Act and which would require the registration of any such securities under the Securities Act, or (ii) for purposes of any applicable shareholder approval provisions of NASDAQ. In accordance with NASDAQ Stock Market Rule 5615(a)(3), Parent has elected, and otherwise taken all necessary action (including making requisite disclosure), to be governed by its home country practice in lieu of the requirements of certain NASDAQ Stock Market Rules, including the following NASDAQ Stock Market Rules: Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5635(c), Rule 5635(b), Rule 5635(d), Rule 5635(a), Rule 5605(c)(2), Rule 5605(d)(2) and Rule 5620(c) (together, the “NASDAQ Exemptions”).

k.          Protective Plans.  Parent and Parent’s board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under Parent’s certificate of incorporation, bylaws or the laws of Ireland (including the Irish Companies Act 2014, the Irish Takeover Rules and the Irish Substantial Acquisition Rules) that is or could become applicable to any Holder as a result of the transactions contemplated hereby and Parent’s (or any other Trinity Party’s) fulfilling its obligations with respect thereto, including Parent’s issuance of the Securities.  Parent has not adopted a shareholders rights plan (or “poison pill”) or similar arrangement relating to accumulations of beneficial ownership of ADSs or Ordinary Shares or a change in control of Parent (any such plan or arrangement, a “Rights Plan”), and after the date of this Agreement, Parent will not adopt any Rights Plan that in any way limits or restricts the Holder’s exercise in full of its rights under this Agreement or otherwise with respect to any Securities issued or issuable upon conversion of any Obligations (in each case, in whole or in part).

l.          Investment Company Status.  Neither Trinity Party is, or immediately following the adoption of this Agreement or the consummation of the transactions contemplated hereby will be, an “investment company” (as such terms are defined in the Investment Company Act of 1940, as amended) or otherwise subject to regulation under the Investment Company Act.

m.          Full Disclosure.  Except for the transactions contemplated by this Agreement or to be disclosed in the 6-K Filing, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to Parent or any of its Subsidiaries (as defined below), or any of its or their business, properties, prospects, operations or financial condition, that, under applicable securities laws, is required to have been, or be, publicly disclosed by Parent prior to, on or within four (4) Business Days after the date this representation is made, and, in either case, that has not been publicly disclosed by Parent at least one (1) Business Day prior to the date this representation is made. The Holder has been furnished with full particulars of the Parent’s share capital (including any and all capital stock, shares, interests, right to purchase, warrants, options, participations or other equivalents or interests in (however designated) shares of stock issued by Parent and for the avoidance of doubt, including any debt securities convertible into such stock)(“Parent Capital Stock”). None of the written information (financial or otherwise) furnished by or on behalf of any Trinity Party to the Holder in connection with the consummation of the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which such statements were made.

n.          No Default.  No Trinity Party is (or immediately following the execution and delivery of this Agreement and the Registration Rights Agreement will be) in breach or default under or with respect to any contract, agreement, lease or other instrument to which it is a party or by which its property is bound or affected, which breach or default would reasonably be expected to have a Material Adverse Change.

o.        Sanctions; No Unlawful Payments.  Each Trinity Party is in compliance in all material respects with all U.S. economic sanctions laws, executive orders and implementing regulations (“Sanctions”) as administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. State Department.  No Trinity Party (a) is a Person on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”), (b) is a Person who is otherwise the target of U.S. economic sanctions laws such that a U.S. Person cannot deal or otherwise engage in business transactions with such Person, (c) is a Person organized or resident in a country or territory subject to comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, Russia, Belarus, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, each a “Sanctioned Country”), or (d) is 50% or more owned by, or acts for or on behalf of, any Person on the SDN List or a government of a Sanctioned Country such that, in the case of each of the foregoing clauses (a) through (d), the entry into, or performance under, this Agreement, or the Registration Rights Agreement would be prohibited by U.S. law.  Each Trinity Party is in compliance with all laws related to terrorism or money laundering (“Anti-Money Laundering Laws”) including: (i) all applicable requirements of the Currency and Foreign Transactions Reporting Act of 1970 (31 U.S.C. 5311 et. seq., (the Bank Secrecy Act)), as amended by Title III of the USA Patriot Act, and (ii) other applicable federal or state laws relating to “know your customer” or anti-money laundering rules and regulations.  No proceeding by or before any court or Governmental Entity with respect to compliance by any Trinity Party with any such Anti-Money Laundering Laws is pending or, to the knowledge of Parent and any other Person of which more than 50% of the outstanding capital stock of such other Person having ordinary voting powers, determined on a fully diluted basis, is at the time directly or indirectly owned or controlled by Parent (each such Person, a “Subsidiary” and together, “Subsidiaries”), threatened.  Each Trinity Party is in compliance in all material respects with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the U.K. Bribery Act 2010 (“Anti-Corruption Laws”).  Neither any Trinity Party, nor to the knowledge of each Trinity Party, any director, officer, agent, employee or other Person acting on behalf of any Trinity Party, has taken any action, directly or indirectly, that would result in a violation of applicable Anti-Corruption Laws.  Parent maintains and implements policies and procedures designed to ensure compliance by Parent, its Subsidiaries and their respective directors, officers, employees and agents with Sanctions, Anti-Money Laundering Laws and Anti-Corruption Laws.

9.          Representations and Warranties of the Holder.  The Holder hereby represents and warrants to the Trinity Parties as follows:

a.          Organization and Good Standing.  The Holder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

b.         Authority.  The Holder has the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Holder and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Holder and no further action is required in connection herewith or therewith.

c.         Valid and Binding Agreement.  This Agreement has been duly executed by the Holder and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligations of the Holder, enforceable against the Holder in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

d.         Non-Contravention.  The execution and delivery of this Agreement by the Holder and the performance by the Holder of its obligations hereunder does not and will not (i) violate any provision of the Holder’s organizational or charter documents, (ii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Entity to which the Holder is subject, or by which any property or asset of the Holder is bound or affected, or (iii) violate or result in a material breach of contract to which the Holder is a party or by which any of its properties or assets are bound.

e.          Accredited Investor. Holder is an “accredited investor” as defined in Rule 501(a) under the Securities Act and (ii) it is acquiring the Obligations and, upon any conversion hereof, will acquire the Conversion ADSs, for its own account and not with a view to or for distributing or reselling such Conversion ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

10.          Additional Covenants.  Each Trinity Party covenants and agrees that:

a.         Reservation of the Ordinary Shares.  On and after the date hereof, Parent shall at all times reserve from its authorized Ordinary Shares and keep available, free of preemptive rights, a sufficient number of Ordinary Shares for the purpose of enabling Parent to issue ADSs upon conversion of the Obligations (without regard to the Beneficial Ownership Cap or any other limitation on the conversion or exercise thereof).

b.         Blue Sky Filings.  Parent shall take such action as is reasonably necessary in order to obtain an exemption for, or to qualify the ADSs issuable upon conversion of the Obligations for, issuance and sale to the Holder (or its assigns) under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Holder (or any such assign).

c.        Listing. Prior to the deadline for filing the initial Registration Statement under the Registration Rights Agreement, Parent shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Conversion ADSs, and Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.

d.          Disclosure; Inside Information.

(i)          For purposes of this Section 10(d), the following terms shall have the meanings set forth below:

“Inside Information” means any (a) “material non-public information” in respect of, or relating to, Parent, any of its Affiliates, the ADSs, the Ordinary Shares or other securities of Parent or any other publicly listed or traded company, or (b) any “insider information” or “inside information” or other information (i) which, if used by any Person in connection with (or possessed by any Person while) purchasing, selling or otherwise trading in the ADSs, Ordinary Shares or other securities of Parent or any other publicly listed or traded company, could result in the violation of any Applicable Securities Laws, or (ii) the possession of which could otherwise restrict or limit trading by any Person in any of the ADSs, Ordinary Shares or other securities of Parent or any other publicly listed or traded company under any Applicable Securities Laws.

“Applicable Securities Jurisdictions” means the United States, Ireland, and any other jurisdiction in which any ADSs, Ordinary Shares or other securities of Parent are listed or traded on a securities exchange or over-the-counter market at any date of determination.

“Applicable Securities Laws” means the securities Laws in each of the Applicable Securities Jurisdictions (including the Securities Act, the Exchange Act, the Irish Companies Act 2014 and Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)), and the applicable rules, policy statements, notices, blanket rulings, orders and all other regulatory instruments of the securities regulators and securities exchanges in each of the Applicable Securities Jurisdictions.

(ii)          On or before 9:00 a.m., New York time, on the first Business Day following the date of this Agreement, Parent shall file a Form 6-K describing all the material terms of the transactions contemplated by this Agreement, attaching this Agreement and the Registration Rights Agreement (in each case, including the exhibits and schedules hereto and thereto and without redaction of any kind) and disclosing any other Inside Information provided or made available to the Holder (or any of their respective agents or representatives) on or prior to the date hereof (the “6-K Filing”). From and after the filing of the 6-K Filing, Parent shall have disclosed all Inside Information provided or made available to the Holder (or any of their respective agents or representatives) by any Trinity Party or any of their respective officers, directors, employees, Affiliates or agents in connection with the transactions contemplated by this Agreement or otherwise on or prior to the date hereof.  Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, after giving effect to the 6-K Filing, Parent expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by a particular party hereto after the date hereof in a written definitive and binding agreement executed by Parent and such particular party or customary oral  (confirmed by e-mail) “wall-cross” agreement) any duty of trust or confidence with respect to, or a duty not to trade in any securities on the basis of, any information regarding Parent.

(iii)          From and after the date hereof, each Trinity Party shall not, and shall cause each of its Affiliates, representatives and agents to not, provide the Holder, or any of its Affiliates, representatives or agents, with any Inside Information without the express prior written consent of the Holder; provided, that nothing contained herein shall prohibit or excuse any Trinity Party from delivering any notice or communication required to be given to the Holder under the Purchase Agreement; provided, further, that if any notice or communication contains or reflects Inside Information, at the request of the Holder, such Trinity Party shall publicly disclose such Inside Information through the filing of a Form 6-K no later than two (2) Business Days following such request. Each Trinity Party hereby acknowledges and agrees that neither the Holder nor any of its Affiliates shall have any duty of trust or confidence with respect to, or duty not to trade on the basis of, any Inside Information (i) provided by, or on behalf of, Parent, any other Trinity Party, any of their respective Affiliates or any of their respective officers, directors, employees, attorneys, agents or representatives or (ii) otherwise possessed (or continued to be possessed) by the Holder (or any Affiliate, agent or representative thereof) as a result of any breach or violation of any of the covenants set forth in this Section 10(d) (collectively, the “Disclosure Covenants”).

Notwithstanding anything to the contrary herein, in the event that Parent believes that a notice or communication to the Holder or any of their respective Affiliates, attorneys, agents or representatives contains Inside Information, Parent shall, prior to the delivery of such notice or communication so indicate to the intended recipient of such information, and such indication shall provide such intended recipient the means to refuse to receive such notice or communication, and in the absence of any such indication, such intended recipient, the Holder and their respective Affiliates, agents and representatives shall be allowed to presume that all matters relating to such notice or communication do not constitute Inside Information.  In the event that any Trinity Party either (A) fails to indicate that a notice or communication to the Holder or any of its Affiliates, attorneys, agents or representatives contains Inside Information or otherwise provides the Holder or any of its Affiliates, attorneys, agents or representatives with Inside Information without such Person’s prior written consent or (B) provides such notice or communication to the Holder or any of its Affiliates, attorneys, agents or representatives notwithstanding any such Person’s refusal in writing to receive such notice or communication, such Person shall have the right to make a public disclosure in the form of a press release, public advertisement or otherwise of the applicable Inside Information without the prior approval by Parent, any other Trinity Party or any of their respective Affiliates, or any of its or their respective officers, directors (or equivalent persons), employees, attorneys, representatives or agents, and neither Holder nor any of its Affiliates, agents or representatives shall have any liability to Parent, any other Trinity Party or any of their respective Affiliates or any of its or their respective officers, directors (or equivalent persons), employees, equityholders, attorneys, representatives or agents for any such disclosure.

e.           Fees & Expenses.  Upon the execution of this Agreement, the Trinity Parties, jointly and severally (but without duplication), shall pay or reimburse (or cause to be reimbursed) the Holder for all of their out-of-pocket, costs, fees and expenses, including fees and disbursements of legal counsel, incurred in connection with the negotiation, drafting and execution of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby.

f.          NASDAQ Exemptions. Parent shall, for so long as any Obligations remain outstanding, satisfy all requirements of NASDAQ Stock Market Rule 5615(a)(3) including, but not limited to, the applicable disclosure requirements, in order to maintain the NASDAQ Exemptions.

g.         No Trading Limitations.  Parent acknowledges and agrees that neither the Holder nor any other holder of any Securities has been asked to agree, nor has the Holder agreed, to desist from purchasing or selling, long and/or short, ADSs or other securities of Parent, or “derivative” securities of, or other securities based on, ADSs or Ordinary Shares or other securities issued by Parent or to hold any Securities for any specified term; and neither the Holder nor any other holder of Securities shall be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction. Parent further acknowledges and agrees that (a) the Holder, its Affiliate or holders of Securities may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, (b) such hedging and/or trading activities, if any, can reduce the value of the ADSs or other securities held by the existing holders of Ordinary Shares, ADSs or other securities of Parent, both at and after the time the hedging and/or trading activities are being conducted, and may also reduce the Conversion Price (as defined in the Note)  (and increase the Conversion Rate applicable to any conversion; (c) any such hedging and/or trading activities shall not constitute a breach of this Agreement or affect any of the rights of the Holder or any other holder of Securities under this Agreement; (d) the issuance of any ADSs hereunder may result in dilution of the outstanding ADSs, which dilution may be substantial under certain market conditions; and (e) the Obligations, including the Parent’s obligation to issue the ADSs hereunder and upon conversion of the Obligations, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the any Trinity Party may have against the Holder or any of its Affiliates and regardless of the dilutive effect that such issuance may have on the ownership of the other investors in, or equityholders of, Parent.

h.          Share Capital. Upon written request of the Holder, Parent shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding and full particulars of Parent Capital Stock.

i.         Stamp Duty. TRIB B shall pay and, within three Business Days of demand, indemnify the Holder against any cost, loss or liability that the Holder incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement.

j.          Depositary Instructions.  Prior to the date (the “Effective Date”) of the initial Registration Statement (as defined in the Registration Rights Agreement) becoming effective under the Securities Act, Parent shall use commercially reasonably efforts to cause the Depositary to confirm, by written instrument or document reasonably acceptable to the Holder, its acceptance of instructions by the Parent to the Depositary to deliver, on an expedited basis, and otherwise in accordance with the provisions of this Agreement and the terms of each Conversion Notice, the number of Conversion ADSs issuable pursuant to each Conversion, for the avoidance of doubt, without any restrictive legend to the extent provided herein.

11.          Tax Treatment.  The Trinity Parties intend and agree that, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in law, this Agreement is part of and pursuant to a plan of recapitalization and reorganization of TRIB B described in Section 368(a)(1)(E) of the Code.

12.          Counterparts; Electronic Delivery.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or electronic transmission (in PDF or DocuSign format) shall be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

13.         Incorporation by Reference.  The following provisions of the Purchase Agreement are incorporated herein by reference, with the same force and effect as if fully set forth herein mutatis mutandis: Section 11.7 (Governing Law; Waiver of Jury Trial; Jurisdiction); Section 11.3 (Successors and Assigns).

14.          Amendment; Waiver.  Subject to Section 11.4 of the Purchase Agreement, the terms and provisions of this Agreement shall not be amended or waived except in a writing signed by the Company and the Holder. Without limiting the foregoing, no amendment to Section 2(f) shall become effective prior to the 61st date following the date such writing is approved.

15.        Securities Act.  The conversion rights granted hereunder have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act, and, accordingly, such rights may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws.

[Remainder of Page Intentionally Left Blank, Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

TRINITY PARTIES:

TRIB BIOSENSORS INC.

By: /s/ John Gillard
Name:John Gillard
Title:Treasurer

TRINITY BIOTECH PLC

By: /s/ John Gillard
Name:John Gillard
Title:Chief Executive Officer

HOLDER:

PERCEPTIVE CREDIT HOLDINGS II, L.P.

By: Perceptive Credit Opportunities GP, LLC,
its general partner

By: /s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By: /s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

EXHIBIT A

Conversion Notice

Reference is made to the Conversion Rights Agreement, dated as of December 22, 2025 (the “CRA”), by and among Trinity Biotech PLC, a public limited company organized and existing under the laws of Ireland (the “Company”), TRIB Biosensors Inc., a Delaware corporation, and Perceptive Credit Holdings II, L.P. (together with its successors and assigns, the “Holder”).  In accordance with and pursuant to the CRA, the undersigned hereby elects to convert the Conversion Amount (as defined in the CRA) indicated below into ADSs (as defined in the CRA) of the Company (the “Shares”), as of the date specified below.  Such Conversion Amount shall be applied to reduce the following Obligations:

☐ Partner Payment Obligation

☐ Milestone Payment Obligation

Date of Conversion:  _______________

Aggregate Conversion Amount to be converted at the Conversion Price (as defined in the CRA):

Amount of [Partner Payment Obligation]/[Milestone Payment Obligation] to be converted:  _______________

Conversion Price:  __________________

Number of ADSs to be issued:  _______________

Please issue the Ordinary Shares into which the Note is being converted and request the Depositary to deliver ADSs representing those Ordinary Shares in the following name and to the following address and reply by email to confirm your receipt of this Conversion Notice:

Issue to:  ________________

Email Address:  _______________

DTC Details (if applicable): ______________

Address:

[IF APPLICABLE: the Holder hereby certifies that the Holder is not, has not been during the past three months, nor will be at any time through its sale of the Shares, an “affiliate” of the Company within the meaning of Rule 144 (i.e., a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company).]

Dated:  ___________________

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [DEPOSITARY] to issue the above indicated number of ADSs (or ADRs representing ADSs) to the account of the Holder specified in the Conversion Notice on or before the earlier of the first (1st) Trading Day following delivery of such Conversion Notice and the expiration of the Standard Settlement Period (as defined in the Notes) following such Conversion Date.

[Provided that the Holder or its designee is eligible to receive such Conversion ADSs through The Depository Trust Company (“DTC”), please credit such aggregate number of Conversion ADSs to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC (as specified in the Conversion Notice),  and email confirmation of the issuance to the email address specified in the Conversion Notice.]1

Trinity Biotech PLC

By:  _____________________________

Name:  _______________________ Title:  ____________________

1 Bracketed language to be included in respect of each Conversion Notice delivered at any time when any of the Rule 144 Unrestricted Conditions is satisfied.